Exhibit (a)(7)

May 5, 2009

Dear Stockholder:

CallWave, Inc., a Delaware corporation (“CallWave”) is offering to purchase shares of its common stock from its stockholders at a cash price of $1.15 per share. A copy of the Offer to Purchase is enclosed.

We encourage each stockholder to read carefully the offer to purchase and related materials. Neither CallWave, our board of directors, our financial advisor, nor our information agent make, any recommendation whether to tender shares to the company. You should make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged BNY Mellon Shareholder Services, LLC to serve as the information agent. Representatives from this firm are available to answer any questions you may have. If you need information or additional forms, please call the information agent toll free at (800) 777-3674.

Unless otherwise extended, the offer will expire at 5:00 p.m. New York Time on June 4, 2009. We again encourage you to read carefully the enclosed material.

Sincerely,

CallWave, Inc., a Delaware corporation

By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins, President